UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2023

Commission File Number: 001-39481

PainReform Ltd.
(Translation of registrant’s name into English)

65 Yigal Alon St. Tel Aviv, 67444316,
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

On May 3, 2023, PainReform Ltd. (the “Company”) announced that it will hold its Annual General Meeting of Shareholders on June 1, 2023 at 15:00pm. (Israel time) at the offices of the Company's attorneys, Doron Tikotzky Kantor Gutman Nass & Amit Gross., 7 Metsada St., B.S.R Tower 4, 33 Floor, Bnei Brak, Israel. In connection with the meeting, the Company furnishes the following documents:

1.
A copy of the Notice and Proxy Statement with respect to the Company’s Annual General Meeting of Shareholders describing the proposals to be voted upon at the meeting, the procedure for voting in person or by proxy at the meeting and various other details related to the meeting, attached hereto as Exhibit 99.1; and

2.	A form of Proxy Card whereby holders of ordinary shares of the Company may vote at the meeting without attending in person, attached hereto as Exhibit 99.2.

The Notice and Proxy Statement with respect to the Company’s Annual General Meeting of Shareholders attached as Exhibit 99.1 to this Form 6-K is incorporated by reference into the Company’s Registration Statement on Form S-8 (Registration No. 333-257968 and 333-265902) and the Company’s Registration Statement on Form F-3 (Registration No. 333-259318 and 333-254982).

Exhibit Index

Exhibit No.	Description

99.1	Notice and Proxy Statement with respect to the Company’s Annual General Meeting of Shareholders

99.2	Proxy Card for holders of ordinary shares with respect to the Company’s Annual General Meeting of Shareholder

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 3, 2023

PAINREFORM LTD.

By:	/s/ Ilan Hadar
Ilan Hadar
Chief Executive Officer